Mail Stop 03-08


										April 18, 2005

By U.S. Mail

Mr. John W. Feray
Chief Accounting Officer
Haggar Corp.
11511 Luna Road
Dallas, Texas 75234

	RE:	Haggar Corp.
		Form 10-K for the Fiscal Year Ended September 30, 2004
		Filed December 10, 2004
      Form 10-Q for the Quarter Ended December 31, 2004
      Filed February 9, 2005
      Form 8-K Filed on February 9, 2005
		File No. 0-20850

Dear Mr. Feray:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the Fiscal Year Ended September 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Overview, page 20

2. Please consider revising the overview section to discuss the most important matters that you focus on when evaluating financial condition and operating performance of the business. Also discuss the relevant economic and industry-wide factors and key performance indicators used to manage the business. Refer to SEC Release No. 33-
8350 for further guidance.

Results of Operations, page 22

3. Please expand your discussion of the changes in financial statement line items to indicate whether the changes represent trends expected to continue into the future. For example, you should discuss whether you expect the trend in rising gross margins to continue into the future and why or why not. Also discuss any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to, have a material effect on financial condition and/or operating performance. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Financial Statements

Notes to Financial Statements

1.  Operations and Significant Accounting Policies, page 39

General

4. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.
If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Revenue Recognition, page 40

5. Please clarify your disclosure to indicate what you mean when you say that revenues are "generally" recognized upon transfer of title and risk of ownership to customers. Also expand your disclosure to specifically address your revenue recognition policy for wholesale sales and for royalty income generated by your licensing segment.

6. Please revise your disclosure to describe the nature and terms of the various retailer promotions and incentives that you offer, such as volume discounts, cooperative advertising arrangements, buydown programs and slotting fee arrangements. Also clarify your disclosure to state how you accrue for the amounts owed under these arrangements and how your accrual policy is consistent with the terms of the various arrangements. We believe this disclosure is particularly important in light of the material weakness in internal controls over customer allowance reserves that you identified in the first quarter of fiscal year 2005. Please show us supplementally how your revised revenue recognition policy disclosure will read.

13.  Segment Reporting, page 54

7. For each period presented please disclose the amount of revenues attributed to domestic operations and to foreign operations. Also disclose the amount of long-lived assets located in the US and in foreign countries. If revenues and/or long-lived assets attributed to an individual foreign country are material, those revenues and/or long-lived assets should be disclosed separately. Refer to paragraph
38 of SFAS 131.

8. Based on your Item 1. Business disclosures, we note that you sell several different product lines. Please revise your filings to provide the revenue disclosures by product group discussed in paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following product lines may be applicable:

- Men`s premium Haggar branded apparel products
- Men`s premium licensed apparel products
- Men`s moderately priced trademarked/private label lines
- Women`s Haggar branded products
- Women`s trademarked products

      If you believe that other product categories are more appropriate, please advise.

Schedule II - Valuation and Qualifying Accounts, page 58

9. Please revise this schedule to include the activity in your sales returns and allowances. Alternatively, you may provide such disclosure in the notes to the financial statements or MD&A. Additionally, to the extent that the changes in the reserves are material to an understanding of your results of operations or financial condition, revise your MD&A accordingly. Refer to Rules 5-
04 and 12-09 of Regulation S-X for guidance. Supplementally provide us with a roll-forward of the activity in this reserve account for each period presented.

Item 9A. Controls and Procedures, page 59

10. In light of the material weakness you have identified in your internal controls over financial reporting, which you indicate won`t be fully remedied until March 2005, please explain to us on a supplemental basis how the certifying officers were able to conclude that the disclosure controls and procedures were effective over the preparation of these financial statements.

11. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act
Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were ineffective in "timely alerting them to material information required to be disclosed in the periodic reports the Company files or submits under the Securities Exchange Act of 1934." In future filings, please also state, whether the same officers concluded the controls and procedures were effective or ineffective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).

Exhibits 31(a) and 31(b), pages 75 and 76

12. Please confirm that the inclusion of your CEO and CAO`s titles was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CAO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31)
of Regulation S-K. Also refer to Question 11 of the Staff`s Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov.





Form 10-Q for the Quarter Ended December 31, 2004

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 12

Comparison of Three Months Ended December 31, 2004 to Three Months Ended December 31, 2003, page 14

Net Sales

13. Please tell us more about and revise future filings to clarify the circumstances surrounding the assumption of your United
Kingdom
operations by a third party in October 2004. Also discuss how this impacted not only the historical periods presented, but also how you expect this to impact your operations going forward.

Item 4.  Controls and Procedures, page 21

14. We note that you identified two additional control deficiencies which constitute material weaknesses in your internal controls. Please tell us the impact, if any, of each of the identified control deficiencies on your historical financial statements for the interim period ended December 31, 2004 and the three years ended September 30, 2004. Please also tell us in more detail about the nature of the material weaknesses, how they were identified, and the steps you took to compensate for these deficiencies which allowed you to conclude that your disclosure controls and procedures were effective over the preparation of the interim financial statements.

Form 8-K Filed on February 9, 2005

15. Please refer to Item 2.02 of Form 8-K and to the extent you present in future filings diluted earnings per share adjusted for one-time costs, please identify the measure as a non-GAAP measure and disclose why the non-GAAP measure is useful to investors and why management uses it. Additionally, as required by Regulation G, please reconcile, preferably in tabular form, adjusted diluted earning per share to diluted earnings per share as reported.


*    *    *    *






      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

		If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 942-2904. In her absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions regarding disclosures issues may be directed to me at (202) 942-2905.


							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief



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Mr. Feray
Haggar Corp.
Page 2